Exhibit 99.1
ASIA TRUST. Co., Ltd. joined Shinhan Financial Group as a subsidiary

On May 2, 2019, ASIA TRUST. Co., Ltd. (hereafter ASIA TRUST) joined Shinhan Financial Group (hereafter SFG) as a direct subsidiary. SFG acquired majority ownership (14,080,800 shares, 60.00%) of ASIA TRUST for KRW 193,400 million. The total number of direct subsidiaries of SFG after the addition of ASIA TRUST is 16.

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